Exhibit 99.1

Tricon Announces Date for Second Quarter 2022 Results Conference Call

TORONTO--(BUSINESS WIRE)--July 12, 2022--Tricon Residential Inc. (“Tricon” or the “Company”) (NYSE: TCN, TSX: TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, invites you to participate in its live conference call with senior management to discuss the Company’s financial results for the second quarter of 2022. The call will take place on Thursday, August 11th at 10 a.m. ET.

Tricon’s financial statements and management’s discussion and analysis for the second quarter of 2022 will be released prior to the call and will be made available on the Company’s website, on the Canadian Securities Administrators’ website at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov. The Company will also release supplementary information which will be available on the Tricon Residential Investor Relations website at www.triconresidential.com.

To access the call, please dial (888) 550-5422 or (646) 960-0676 (Conference ID #3699415). The conference call will be available via webcast on the Tricon Residential Investor Relations website at www.triconresidential.com. A replay of the call will be available from 2pm ET on August 11th, 2022, until midnight ET, on September 10th, 2022. To access the replay, call (800) 770- 2030 or (647) 362- 9199, followed by Conference ID #3699415.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 39,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Contacts

Investors
Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com